

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

> **Re:** **Sibanye Gold Limited**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 29, 2014**
> **Response Dated December 11, 2014**
> **File No. 001-35785**

Dear Mr. Keyter:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Reserves of Sibanye as of December 31, 2013
Uranium ore reserve statement as of December 31, 2013 page 139

1. We note your response to comment 2 from our letter dated November 12, 2014 and we are unable to locate the specific probable reserve numbers as disclosed in your Form 20-F. Please tell us the document and page number in which the tonnage, grade, and contained pounds of your probable reserve are located in the materials that you provided to us.

Charl Keyter
Sibanye Gold Limited
December 23, 2014
Page 2

2. We note your response to comment 3 from our letter dated November 12, 2014. Please confirm that this information will be disclosed in future filings.

      You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

           Sincerely,

           /s/Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel, and Mining